UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Rio Alto Mining Limited
(Name of Issuer)

Common Stock
(Title of Class of Securities)

76689T104
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒      Rule 13d-1(b)

☐      Rule 13d-1(c)

☐      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76689T104

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). RBC Global Asset Management Inc. (“RBC GAM”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by each Reporting Rerson With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 16,652,444*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 16,652,444†
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,652,444‡
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.0%
12.	Type of Reporting Person (See Instructions) FI

CUSIP No. 76689T104

*	RBC Global Asset Management Inc. and RBC Global Asset Management (U.S.) Inc. may be deemed to share beneficial ownership.

†	Please see the first footnote.

‡	Please see the first footnote.

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). RBC Global Asset Management (U.S.) Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Minnesota
Number of Shares Beneficially Owned by each Reporting Rerson With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 16,652,444*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 16,652,444†
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,652,444‡
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.0%
12.	Type of Reporting Person (See Instructions) FI

*	Please see the first footnote.

†	Please see the first footnote.

‡	Please see the first footnote.

Item 1.

(a)	Name of Issuer Rio Alto Mining Ltd

(b)	Address of Issuer’s Principal Executive Offices 706 – 7th Avenue Suite 810 Calgary A0T2P 0Z1

Item 2.

(a)	Name of Person Filing 1. RBC Global Asset Management Inc. 2. RBC Global Asset Management (U.S.) Inc.

(b)
Address of Principal Business Office or, if none, Residence
1.    RBC Centre
       155 Wellington Street West, Suite 2300
       Toronto, Ontario
       Canada M5V 3K7

2.   50 South Sixth Street
      Suite 2350
      Minneapolis, Minnesota 55402

(c)	Citizenship 1. Canada 2. Minnesota

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 76689T104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☒	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 16,652,444

(b)	Percent of class: 5.0%.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote 16,652,444
	(iii)	Sole power to dispose or to direct the disposition of 0
	(iv)	Shared power to dispose or to direct the disposition of 16,652,444
Instruction:  For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Accounts managed on a discretionary basis by RBC GAM are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of such securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below, I, Frank Lippa, also certify with respect to RBC Global Asset Management Inc. that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to the investment adviser is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution.  I also undertake to furnish to the Commission staff, upon request, information that would be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2015

RBC GLOBAL ASSET MANAGEMENT INC.

/s/ Frank Lippa
Signature

Frank Lippa / Chief Financial Officer
Name/Title

RBC GLOBAL ASSET MANAGEMENT (U.S.) INC.

/s/ Carol Kuha
Signature

Carol Kuha / Chief Operating Officer
Name/Title

Index to Exhibits

Exhibit	Exhibit

A	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G.  In evidence thereof, the undersigned hereby execute this Agreement as of February 10, 2015.

RBC GLOBAL ASSET MANAGEMENT INC.

/s/ Frank Lippa
Signature

Frank Lippa / Chief Financial Officer
Name/Title

RBC GLOBAL ASSET MANAGEMENT (U.S.) INC.

/s/ Carol Kuha
Signature

Carol Kuha / Chief Operating Officer
Name/Title